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Exhibit 23



                         Independent Auditors' Consent



The Board of Directors and Stockholders
Fastenal Company:


We consent to the incorporation by reference in Registration Statement No. 333-52765 on Form S-8 of Fastenal Company of our report dated January 16, 2001 relating to the consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000, and our report dated January 16, 2001 relating to the related financial statement schedule, which reports are included or incorporated by reference in the Annual Report on Form 10-K of Fastenal Company for the year ended December 31, 2000.



                                         /s/ KPMG LLP
                                         KPMG LLP



Minneapolis, Minnesota
March 5, 2001